UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35841

AVIV REIT, INC.
(OHI Healthcare Properties Holdco, Inc. as successor by merger to Aviv REIT, Inc.)

(Exact Name of Registrant as Specified in Charter)

c/o Omega Healthcare Investors Inc.

200 International Circle, Suite 3500

Hunt Valley, Maryland 21030

(312) 855-0930

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 7 ¾% Senior Notes due 2019 issued by

Aviv Healthcare Properties Limited Partnership and Aviv Healthcare Capital Corporation

Guarantee of 6% Senior Notes due 2021 issued by

Aviv Healthcare Properties Limited Partnership and Aviv Healthcare Capital Corporation

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

 Approximate number of holders of record as of the certification or notice date:

7 ¾% Senior Notes due 2019	None*
6% Senior Notes due 2021	None*
* The above-referenced Senior Notes were redeemed on May 1, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, OHI Healthcare Properties Holdco, Inc., as successor by merger to Aviv REIT, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OHI Healthcare Properties Holdco, Inc. (as successor by merger to Aviv REIT, Inc.)

Date:	May 1, 2015	By:	/s/ Robert O. Stephenson
		Name:	Robert O. Stephenson
		Title:	Chief Financial Officer